SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                              BAIL CORPORATION
                              (Name of Issuer)

                        Common Stock, no par value
                      (Title of Class of Securities)

                               Not yet issued
                               (CUSIP Number)


                           Roger V. Davidson, Esq.
                  Ballard, Spahr, Andrews & Ingersoll LLP
                        1225 17th Street, Suite 2300
                           Denver, Colorado 80202
                               (303) 292-2400
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                               April 23, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1) Names of Reporting Persons; I.R.S. Id. Nos. of Reporting Persons (entities only)

       Jeffrey Philip Frazier

2)     Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)  [ ]
       (b)  [x]

(3)     SEC Use Only _________________________________________________________

(4)     Source of Funds (See Instructions) PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)     Citizenship or Place of Organization

        USA

Number of               (7)     Sole Voting Power: 1,000,000
 Shares
Beneficially            (8)     Shared Voting Power: 0
Owned by
  Each                  (9)     Sole Dispositive Power: 1,000,000
Reporting
 Person                 (10)    Shared Dispositive Power: 0
  With:

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         1,000,000

(12) Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]

(13)     Percent of Class Represented by Amount in Row (11)
         22.1%

(14)     Type of Reporting Person (See Instructions)
         IN

Item 1.     Security and Issuer.

       Common Stock, no par value (the "Common Stock"), of Bail Corporation, a Colorado corporation ("Bail"). The address of the principal executive offices of Bail is 7899 West Frost Drive, Littleton, Colorado 80128.

Item 2.     Identity and Background.

       Jeffrey Philip Frazier
       2956 Nova Road, Pine, Colorado 80470
       Present principal occupation or employment:  Self employed
       Principal business and address of organization in which employment is conducted: 2956 Nova Road, Pine, Colorado 8470

       During the last five years Mr Frazier has not been convicted in a criminal proceeding or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       Citizenship: USA

Item 3.     Source and Amount of Funds or Other Consideration.

       The securities purchased by Mr. Frazier were paid for in cash in the aggregate amount of $10,000.

Item 4.     Purpose of Transaction.

            Mr. Frazier acquired the shares of Common Stock as a passive investor in a company engaged in the oil and gas business.

       (a) It is not anticipated that any additional Bail securities will be acquired by Mr. Frazier or that any Bail securities will be disposed of by Mr. Frazier.

       (b)     None.

       (c)     None.

       (d)     None.

       (e)     None.

       (f)     None.

       (g)     None.

       (h)     None.

       (i)     None.

       (j)     None.

Item 5.     Interest in Securities of the Issuer.

       (a) Mr. Frazier beneficially owns 1,000,000 shares of Common Stock, which represents approximately 22.1% of the issued and outstanding shares of Common Stock.

       (b) Mr. Frazier has sole power to vote or direct the vote and to dispose or direct the disposition of 1,000,000 shares of Common Stock.

       (c) Other than as set forth herein, there have been no transactions in Common Stock effected by Mr. Frazier during the past 60 days.

       (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Frazier.

       (e)     Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Mr. Frazier is not party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the issuer, including but not limited to agreements to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

       None.

                                 Signatures

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 7, 2001


     /s/ Jeffrey Philip Frazier
       -------------------------------------
     Jeffrey Philip Frazier